HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

RECEIVED
2007 MAR 20 A 10: 30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 9 March 2007

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

SUPPL

07021944

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the announcement of the Company dated 8 March 2007 in relation to the change of address of principal place of business for filing under the ISIN US 41068T2087.

Thank you for your attention.

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary

Encl.

dw 3/20

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

CHANGE OF ADDRESS OF PRINCIPAL PLACE OF BUSINESS

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") is pleased to announce that the principal place of business of the Company has been changed to 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong with effect from 9 March 2007.

For and on behalf of the Board
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 8 March 2007

As at the date of this announcement, the Board comprises:–

Executive Directors:
Dr. Chan Kwok Keung, Charles
(Chairman)
Dr. Yap, Allan
(Managing Director)
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-Executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

更改主要營業地址

錦興集團有限公司（「本公司」）之董事會（「董事會」）欣然宣佈，本公司的主要營業地址已由二零零七年三月九日起遷往香港中環夏慤道12號美國銀行中心31樓。

代表董事會
錦興集團有限公司
主席
陳國強博士

香港，二零零七年三月八日

於本公佈日期，董事會成員包括：—

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

END

* 僅供識別